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CGI reports second quarter Fiscal 2026 results
Revenue up 3.3% with diluted EPS accretion of 10.6%
Q2-F2026 performance highlights
•Revenue of $4.16 billion, up 3.3% year-over-year or 1.6% year-over-year in constant currency1;
•Earnings before income taxes of $617.7 million, up 6.0% year-over-year, for a margin1 of 14.9%;
•Adjusted earnings before interest and taxes1,2 of $691.6 million, up 3.9% year-over-year, for a margin1 of 16.6%;
•Net earnings of $444.7 million, up 3.5% year-over-year, for a margin1 of 10.7%, and diluted EPS of $2.09, up 10.6% year-over-year;
•Adjusted net earnings1,2 of $483.4 million, up 0.6% year-over-year, for a margin1 of 11.6%, and adjusted diluted EPS1,2 of $2.27, up 7.1% year-over-year;
•Cash provided by operating activities of $451.1 million, representing 10.9% of revenue1 and $2.47 billion or 15.1% of revenue on a trailing twelve month basis;
•Bookings1 of $4.31 billion, for a book-to-bill ratio1 of 103.8% or 108.4% on a trailing twelve month basis1; and
•Backlog1 of $31.50 billion or 1.9x annual revenue.

Note: All figures in Canadian dollars. Q2-F2026 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Montréal, Québec, April 29, 2026 – CGI (TSX : GIB.A) (NYSE : GIB)
Q2-F2026 results

“CGI delivered a strong first half of the fiscal year, with industry-leading EPS accretion and cash generation,” said François Boulanger, President and Chief Executive Officer. “Even in the context of today’s dynamic business environment, this performance reflects the resilience of our business model, the relationships with our clients, and the outstanding expertise of our global team. As clients continue to invest in AI, they need a trusted partner to address mission-critical environments, modernize complex legacy estates, and deliver measurable outcomes. CGI’s AI-first strategy—focused on making AI real and outcome-driven—positions us well to help clients across every industry and geography.”
1 Constant currency revenue growth, adjusted earnings before interest and taxes, adjusted earnings before interest and taxes margin, adjusted net earnings, adjusted net earnings margin and adjusted diluted EPS are non-GAAP financial measures or ratios. Earnings before income taxes margin, net earnings margin, cash provided by operating activities as a percentage of revenue, bookings, book-to-bill ratio, book-to-bill ratio trailing twelve months and backlog are key performance measures. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS Accounting Standards) measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.
2 Q2-F2026 adjusted for $38.7 million of restructuring, acquisition and related integration costs, net of tax; Q2-F2025 adjusted for $50.9 million of restructuring, acquisition and related integration costs, net of tax.

For the second quarter of Fiscal 2026, the Company reported revenue of $4.16 billion, representing a year-over-year growth of 3.3%. When excluding foreign currency variations, revenue grew by 1.6% year-over-year.
Earnings before income taxes were $617.7 million, up 6.0% year-over-year, for a margin of 14.9%, up 40 basis points compared to 14.5% in the same period last year. Recorded in the period were acquisition and related integration costs of $40.9 million.
Adjusted earnings before interest and taxes1 were $691.6 million, up 3.9% year-over-year, for a margin of 16.6%, as compared to 16.5% in the same period last year.
Net earnings were $444.7 million, up 3.5% compared with the same period last year, for a margin of 10.7%, stable when compared to the same period last year. Diluted earnings per share, as a result, were $2.09 compared to $1.89 in the same period last year, representing an increase of 10.6%.
Adjusted net earnings1 were $483.4 million, up 0.6% compared with the same period last year, for a margin of 11.6%, down 30 basis points compared to the same period last year. On the same basis, diluted earnings per share increased by 7.1% to $2.27 from $2.12 for the same period last year.
Cash provided by operating activities was $451.1 million, representing 10.9% of revenue. On a trailing twelve month basis, cash provided by operating activities was $2.47 billion, representing 15.1% of revenue.
Bookings were $4.31 billion, representing a book-to-bill ratio of 103.8% or 108.4% on a trailing twelve-month basis. As of March 31, 2026, the Company’s backlog reached $31.50 billion, representing 1.9x annual revenue.
As of March 31, 2026, the number of CGI consultants and professionals worldwide stood at approximately 94,000.
During the second quarter of Fiscal 2026, the Company invested $104.5 million back into its business and invested $396.9 million under its previous and current Normal Course Issuer Bid to purchase and cancel Class A subordinate voting shares. In addition, CGI returned $36.2 million back to its shareholders through the payment of a dividend.
As at March 31, 2026, long-term debt and lease liabilities, including both their current and long-term portions, were $4.30 billion, down from $4.37 billion at the same time last year, mainly driven by a foreign exchange impact of $68.9 million. As of the same date, net debt2 stood at $3.57 billion, up from $3.24 billion at the same time last year. The net debt-to-capitalization ratio2 was 26.3% at the end of March 2026, compared to 24.1% at the same time last year.

On April 28, 2026, the Company’s unsecured committed revolving credit facility was increased to $2.50 billion and is now comprised of a three-year tranche of $1.00 billion which matures in 2029 and a five-year tranche of $1.50 billion which matures in 2031. Both tranches can be further extended. There were no material changes in the terms and conditions, including interest rates and banking covenants. The increase will provide additional financial agility for future capital requirements.
1 Q2-F2026 adjusted for $38.7 million of restructuring, acquisition and related integration costs, net of tax; Q2-F2025 adjusted for $50.9 million of restructuring, acquisition and related integration costs, net of tax.
2 Net debt and net debt-to-capitalization ratio are non-GAAP financial measures or ratios. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest IFRS Accounting Standards measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.

Financial highlights	Q2-F2026	Q2-F2025	Change
In millions of Canadian dollars except earnings per share and where noted
Revenue	4,156.2	4,023.4	132.8
Year-over-year revenue growth	3.3%	7.6%	(430 bps)
Constant currency revenue growth	1.6%	3.3%	(170 bps)
Earnings before income taxes	617.7	582.6	35.1
Margin %	14.9%	14.5%	40 bps
Adjusted earnings before interest and taxes[1]	691.6	665.7	25.9
Margin %	16.6%	16.5%	10 bps
Net earnings	444.7	429.7	15.0
Margin %	10.7%	10.7%	0 bps
Adjusted net earnings[1]	483.4	480.7	2.7
Margin %	11.6%	11.9%	(30 bps)
Diluted EPS	2.09	1.89	0.20
Adjusted diluted EPS[1]	2.27	2.12	0.15
Weighted average number of outstanding shares (diluted) In millions of shares	213.1	227.2	(14.1)
Net finance costs	33.0	16.6	16.4
Cash and cash equivalents	708.4	1,099.5	(391.1)
Long-term debt and lease liabilities[2]	4,302.9	4,367.9	(65.0)
Net debt	3,573.4	3,237.4	336.0
Net debt to capitalization ratio	26.3%	24.1%	220 bps
Cash provided by operating activities	451.1	438.2	12.9
As a percentage of revenue	10.9%	10.9%	0 bps
Days sales outstanding (DSO)[3]	40	40	0
Purchase for cancellation of Class A subordinate voting shares and related tax	396.9	344.6	52.3
Return on invested capital (ROIC)[3]	13.1%	15.4%	(230 bps)
Bookings	4,314	4,485	(171)
Backlog	31,501	30,987	514
1,2 3
To access the financial statements – click here
To access the MD&A – click here

1 Q2-F2026 adjusted for $38.7 million of restructuring, acquisition and related integration costs, net of tax; Q2-F2025 adjusted for $50.9 million of restructuring, acquisition and related integration costs, net of tax.
2 Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.
3 ROIC is a non-GAAP financial measure. DSO is a key performance measure. See "Non-GAAP and other key performance measures" section of this press release for more information, including quantitative reconciliations to the closest IFRS Accounting Standards measure, as applicable. These are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other companies.

Declaration of Dividend

On April 28, 2026, our Board of Directors approved a quarterly cash dividend of $0.17 per share. This dividend is payable to holders of Class A subordinate voting shares and Class B shares (multiple voting) on June 19, 2026, to shareholders of record as of the close of business on May 15, 2026. The dividend is designated as an ‘eligible dividend’ for Canadian tax purposes.

Q2-F2026 results conference call

Management will host a conference call this morning at 9:00 a.m. (EDT) to discuss results. Participants may access the call by dialing +1-800-717-1738 Conference ID: 74539 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors. Interested parties may also access a replay of the call by dialing +1-888-660-6264 Passcode: 74539, until May 29, 2026.
About CGI
Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 94,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2025 reported revenue is $15.91 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.
Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues, inflation, tariffs and/or trade wars) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, legal and operational risks inherent in contracting with government clients, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to reduce our carbon emissions, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, our ability to declare and pay dividends, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI's annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled Risk Environment of CGI's MD&A for the three months and six months ended March 31, 2026 and 2025, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of CGI's MD&A for the three months and six months ended March 31, 2026 and 2025, and in our other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:
Investors
Kevin Linder
Senior Vice-President, Investor Relations
kevin.linder@cgi.com
+1 905-973-8363

Media
Andrée-Anne Pelletier, APR, PRP
Manager, Global Media and Public Relations
an.pelletier@cgi.com
+1 438-468-9118

Non-GAAP and other key performance measures

Non-GAAP financial measures and ratios used in this press release: Constant currency revenue growth, adjusted earnings before interest and taxes, adjusted earnings before interest and taxes margin, adjusted net earnings, adjusted net earnings margin, adjusted diluted EPS, net debt, net debt to capitalization ratio, and return on invested capital (ROIC). CGI reports its financial results in accordance with IFRS Accounting Standards. However, management believes that these non-GAAP measures provide useful information to investors regarding the company's financial condition and results of operations as they provide additional measures of its performance. These measures do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards. Key performance measures used in this press release: cash provided by operating activities as a percentage of revenue, bookings, book-to-bill ratio, book-to-bill ratio trailing twelve months, backlog, days sales outstanding (DSO), earnings before income taxes margin, and net earnings margin.
Below are reconciliations to the most comparable IFRS Accounting Standards financial measures and ratios, as applicable.
The descriptions of these non-GAAP measures and ratios and other key performance measures can be found on pages 3, 4, 5 and 6 of our Q2-F2026 MD&A which is posted on CGI's website, and filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Q2-F2026

Reconciliation between constant currency revenue growth and growth.

	For the three months ended March 31,			For the six months ended March 31,
	2026	2025	%	2026	2025	%
In thousands of CAD except for percentages
Total CGI revenue	4,156,169	4,023,409	3.3%	8,234,524	7,808,654	5.5%
Constant currency revenue growth	1.6%			2.5%
Foreign currency impact	1.7%			3.0%
Variation over previous period	3.3%			5.5%

Reconciliation between earnings before income taxes and adjusted earnings before interest and taxes.

	For the three months ended March 31,				For the six months ended March 31,
	2026	% of revenue	2025	% of revenue	2026	% of revenue	2025	% of revenue
In thousands of CAD except for percentages
Earnings before income taxes	617,669	14.9%	582,616	14.5%	1,217,461	14.8%	1,174,362	15.0%
Plus the following items:
Restructuring, acquisition and related integration costs	40,904	1.0%	66,412	1.7%	67,149	0.8%	79,776	1.0%
Restructuring	—	—%	44,153	1.1%	—	—%	52,453	0.7%
Acquisition and related integration costs	40,904	1.0%	22,259	0.6%	67,149	0.8%	27,323	0.3%
Net finance costs	33,035	0.8%	16,631	0.4%	62,111	0.8%	23,243	0.3%
Adjusted earnings before interest and taxes	691,608	16.6%	665,659	16.5%	1,346,721	16.4%	1,277,381	16.4%

Adjusted Net Earnings and Earnings per Share

	For the three months ended March 31,			For the six months ended March 31,
	2026	2025	Change	2026	2025	Change
In thousands of CAD except for percentages and shares data
Earnings before income taxes	617,669	582,616	6.0%	1,217,461	1,174,362	3.7%
Add back:
Restructuring, acquisition and related integration costs	40,904	66,412		67,149	79,776
Restructuring	—	44,153		—	52,453
Acquisition and related integration costs	40,904	22,259		67,149	27,323
Adjusted earnings before income taxes	658,573	649,028	1.5%	1,284,610	1,254,138	2.4%
Income tax expense	172,949	152,878	13.1%	330,745	306,044	8.1%
Effective tax rate	28.0%	26.2%		27.2%	26.1%
Add back:
Tax deduction on restructuring, acquisition and related integration costs	2,231	15,469		9,459	18,421
Impact on effective tax rate	(1.4%)	(0.3%)		(0.7%)	(0.2%)
Tax deduction on restructuring	—	12,496		—	14,344
Impact on effective tax rate	—%	0.2%		—%	—%
Tax deduction on acquisition and related integration costs	2,231	2,973		9,459	4,077
Impact on effective tax rate	(1.4%)	(0.4%)		(0.7%)	(0.3%)
Adjusted income tax expense	175,180	168,347	4.1%	340,204	324,465	4.9%
Adjusted effective tax rate	26.6%	25.9%		26.5%	25.9%
Adjusted net earnings	483,393	480,681	0.6%	944,406	929,673	1.6%
Adjusted net earnings margin	11.6%	11.9%		11.5%	11.9%
Weighted average number of shares outstanding
Class A subordinate voting shares and Class B shares (multiple voting) (basic)	211,723,757	224,275,024	(5.6%)	213,861,279	224,737,870	(4.8%)
Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	213,107,674	227,190,028	(6.2%)	215,402,890	227,662,154	(5.4%)
Adjusted earnings per share (in dollars)
Basic	2.28	2.14	6.5%	4.42	4.14	6.8%
Diluted	2.27	2.12	7.1%	4.38	4.08	7.4%

Reconciliation between long-term debt and lease liabilities and net debt

As at March 31,	2026	2025
In thousands of CAD except for percentages
Reconciliation between long-term debt and lease liabilities[1] and net debt:
Long-term debt and lease liabilities[1]	4,302,932	4,367,875
Minus the following items:
Cash and cash equivalents	708,444	1,099,450
Short-term investments	7,592	1,806
Long-term investments	24,526	30,497
Fair value of foreign currency derivative financial instruments related to debt	(11,032)	(1,246)
Net debt	3,573,402	3,237,368
Net debt to capitalization ratio	26.3%	24.1%
Return on invested capital	13.1%	15.4%
Days sales outstanding	40	40
1    As at March 31, 2026, long-term debt and lease liabilities were $3,634.4 million ($3,698.1 million as at March 31, 2025) and $668.6 million ($669.8 million as at March 31, 2025), respectively, including their current portions.